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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                               -----------------
                                  SCHEDULE TO
                                (Rule 14d-100)

                     TENDER OFFER STATEMENT UNDER SECTION
          14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 3)
                               -----------------
           COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
                      (Name of Subject Company (Issuer))

                NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
                 (Translation of Name of Issuer Into English)

           COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
                 (Name of Filing Person (Issuer and Offeror))

                          AMERICAN DEPOSITARY SHARES
             (EACH REPRESENTING 7 SHARES OF CLASS D COMMON STOCK,
                  NOMINAL VALUE BS. 36.90182224915 PER SHARE)
                        (Title of Class of Securities)

                               204421101 (ADSs)
                                (CUSIP Number)

                    Armando Yanes, Chief Financial Officer
           Compania Anonima Nacional Telefonos de Venezuela (CANTV)
                              Avenida Libertador
                     Centro Nacional de Telecomunicaciones
                         Nuevo Edificio Administrativo
                         Piso 1, Apartado Postal 1226
                            Caracas, Venezuela 1010
                         Telephone: (58) 212-500-6800

                                  Copies to:
            Robert W. Mullen, Jr., Esq. and Lawrence Lederman, Esq.
                      Milbank, Tweed, Hadley & McCloy LLP
                            1 Chase Manhattan Plaza
                           New York, New York 10005
                           Telephone: (212) 530-5000
                           Facsimile: (212) 530-5219
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                           CALCULATION OF FILING FEE

                   Transaction Valuation Amount of Filing Fee
                      $595,309,740(1)        $119,062(2)
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*  Set forth the amount on which the filing fee is calculated and state how it was determined.
(1)The transaction value is calculated by multiplying 19,843,658, the amount of ADSs being sought by the offeror, by $30.00, the offer price per ADS.
(2)The amount of filing fee is calculated by multiplying $595,309,740, the transaction valuation, by 0.0002.

Amount Previously Paid: $119,062      Filing Party: Compania Anoima Nacional Telefonos de
                                        Venezuela (CANTV)
Form or Registration No.: Schedule TO Date Filed: October 24, 2001

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[_]third party tender offer subject to Rule 14d-1.
[X]issuer tender offer subject to 13e-4.
[_]going-private transaction subject to Rule 13e-3.
[_]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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    This Amendment No. 3 to the Tender Offer Statement on Schedule TO (as
amended hereby, the "Schedule TO") relates to the offer by Compania Anonima Nacional Telefonos de Venezuela (CANTV), a company (compania anonima) organized under the laws of the Bolivarian Republic of Venezuela (the "Company") to purchase for cash 19,843,658 American Depositary Shares ("ADSs"), representing in the aggregate 138,905,606 Class D Shares of the Company (the "Class D Shares"), for $30.00 per ADS, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 24, 2001 (as amended, the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "U.S. Offer"). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Offer to Purchase. Attached hereto as Exhibit (a)(5)A. is a copy of the press release issued by the Company announcing the results of the extraordinary shareholders meeting held on October 24, 2001 and the commencement of the issued tender offer in the United States.

    Except as amended herein, the information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 11 of this Schedule TO.

ITEM 11. ADDITIONAL INFORMATION

    Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text to the end thereof:

    On November 7, 2001, the Company issued a press release regarding termination of the AES Offers. A copy of the press release is filed as Exhibit
(a)(5)B hereto and is incorporated herein by reference.

ITEM 12. EXHIBITS

    (a)(5) B. Press release issued by the Company, dated November 7, 2001.

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 7, 2001

                                          /S/ GUSTAVO ROOSEN
                                          Name: Gustavo Roosen
                                          Title:  President, Chairman and Chief
                                            Executive Officer